UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Enclosure: A press release dated August 1, 2023, announcing Turkcell’s dividend distribution proposals.

Istanbul, August 1, 2023

Announcement Regarding the Dividend Distribution Proposal

As per our Company's Articles of Association and Dividend Distribution Policy, as a result of the comprehensive evaluation of the macroeconomic and financial circumstances, our investment plans, related cash projections; our Company’s Board of Directors has taken the decision to submit the distribution of our Company’s dividend in a gross amount of TRY 2,260,000,000 equivalent of a gross dividend of TRY 1.0272727 (net TRY 0.9245455) per ordinary share with a nominal value of TRY 1 to the shareholders in cash on December, 20, 2023, within the scope of the principles set forth in the legislation to the approval of the Ordinary General Assembly of Shareholders for fiscal year 2022, according to the dividend distribution table which has been prepared for the related fiscal years.

Herewith enclosed are the details of the dividend distribution proposal decision taken, the dividend distribution table and dividend per share.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Cash Dividend Date
1.0272727	0.9245455	20.12.2023

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

ANNEX: Board of Directors Dividend Distribution Proposal

The Board of Directors of the Company decided to distribute gross dividend amount of TRY 2,260,000,000 to be paid in cash to our shareholders within the below conditions explained hereunder as part of the resolution:

1.	As a result of the activities of our Company, pertaining to the period between January 1, 2022 and December 31, 2022, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué numbered II-14.1, named “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY 7,537,092,534,

2.	TRY 11,053,192,791 after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Capital Markets Board Dividend Guide” which was published on 27 January 2014.

3.	As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4.	TRY 11,053,192,791 is the distributable dividend of the Company, pertaining to year 2022 and TRY 11,206,101,422 calculated by adding TRY 152,908,632 which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5.	In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends” and clauses set in the article of association of our company; TRY 2,241,220,284, which is 20% of the first dividend basis, amounting to TRY 11,206,101,422 shall be distributed as the first cash dividend, TRY 18,779,716 shall be distributed as second cash dividend, and the secondary legal reserve amounting to TRY 215,000,000 shall be separated from the rest of the net distributable current year profit,

a.	The total amount of TRY 2,260,000,000 which shall be distributed in cash, shall be distributed from statutory previous year’s profit.
b.	The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 2,260,000,000 as mentioned hereinabove,
c.	In this respect, gross amount of TRY 1.0272727 shall be distributed to our shareholders for each share, having a nominal value of TRY 1 (One Turkish Lira), and hence the aggregate gross amount of dividend distribution in cash shall be TRY 2,260,000,000.

6.	TRY 8,578,192,791 which is the remaining of the 2022 year’s distributable profit after the cash dividend distribution shall be:

a.	Regarded as previous year’s profit and set aside within the Company,
b.	The withholding tax deductions shall be applicable on the amount, which is set aside as 2022 fiscal year’s profit, in case such amount shall be subject to redistribution.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2022 DIVIDEND DISTRIBUTION TABLE (TRY)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				2,100,281,894

	If there is information about privilege in dividend distribution in accordance with the Articles of Association				-

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		7,537,092,534		- 1,936,677,186

4)	Tax (-)		- 3,516,100,256		-

5)	Net Profit for the period (=)	(3-4)	11,053,192,791	(3-4)	- 1,936,677,186

6)	Prior Years' Loses (-)		-		-

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	11,053,192,791	(5-6-7)	- 1,936,677,186

9)	Donations made during the year		152,908,632

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	11,206,101,422

11)	First Dividend	(10*the minimum rate determined by the CMB)	2,241,220,284
a	-Cash		2,241,220,284
b	-Share
	-Total		2,241,220,284

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		18,779,716

16)	Secondary Legal Reserves	((11+12+13+14+15)- (1*0.05))/10	215,000,000

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8- (11a+12+13+14+16+17+18)	8,578,192,791

20)	Other Distributable Sources
	-Prior years' profits (**)				2,260,000,000
	-Extra Ordinary Reserves
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) TRY 8,578,192,791 which is the remaining of the 2022 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in CMB records,

(**) The total amount of TRY 2,260,000,000 which shall be distributed in cash from statutory previous year’s profit.

Note: Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND AMOUNT (TRY)	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF TRY 1
			AMOUNT (TRY)	RATIO (%)
GROSS	A	339,000,000	1.0272727	102.73
	B	1,921,000,000	1.0272727	102.73
	TOTAL	2,260,000,000	1.0272727	102.73
	Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A	305,100,000	0.9245455	92.45
	B	1,728,900,000	0.9245455	92.45
	TOTAL	2,034,000,000	0.9245455	92.45
	Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT
TOTAL GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY)	TOTAL GROSS DIVIDEND DISTRIBUTION/NET DISTRIBUTABLE PROFIT (%)
2,260,000,000	20.45
(1) Group shares will be disclosed separately if there exists any privileged shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 2, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 2, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)